SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD
(Name of Subject Company (Issuer))
PT MEDIA NUSANTARA CITRA TBK
(Names of Filing Persons (Offerors))
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES,
PAR VALUE US$0.0001 PER SHARE
(Title of Class of Securities)
535925101
(CUSIP Number of Class of Securities)
ALI CHENDRA
MENARA KEBON SIRIH 28TH FLOOR
JL. RAYA KEBON SIRIH NO. 17-19
JAKARTA PUSAT
INDONESIA
(62-21) 390-9211
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)
COPIES TO:
JAKE REDWAY
LATHAM & WATKINS
9 RAFFLES PLACE #42-02
SINGAPORE 048619
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1
     ☐ issuer tender offer subject to Rule 13e-4
     ☐ going-private transaction subject to Rule 13e-3
     ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
EX-(A) Text of News Release issued by Linktone Ltd on January 30, 2007

EXHIBIT INDEX

(A)	Text of News Release issued by Linktone Ltd on January 30, 2007